FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Press release dated August 5, 2004, titled, “Telecom Argentina Announces Foreign Exchange Reference Rates for Calculation of U.S. Dollar Equivalents in Connection With its APE Solicitation”.

FOR IMMEDIATE RELEASE	Market Cap: Pesos 5.7 billion August 5, 2004

Contacts: Pablo Caride Pedro Insussarry Telecom Argentina (54-11) 4968-3627/3743	Marlene Wechselblatt Golin/Harris International (212) 373-6037

TELECOM ARGENTINA ANNOUNCES FOREIGN EXCHANGE REFERENCE RATES FOR CALCULATION OF U.S. DOLLAR EQUIVALENTS IN CONNECTION WITH ITS APE SOLICITATION

Buenos Aires, August 5, 2004 – Telecom Argentina S.A. (BASE: TECO2, NYSE: TEO) (“Telecom Argentina”) announced today the FX reference rates for purposes of the U.S. Dollar equivalents, , CER adjustments and other calculations discussed in its Solicitation Statement.

Telecom Argentina’s solicitation of powers of attorney and commitments to sign its Acuerdo Preventivo Extrajudicial (“APE”) is contained in its Solicitation Statement dated June 22, 2004, as amended on July 9, 2004. The terms of the solicitation directed at holders of Telecom Argentina’s outstanding notes in Italy are set out in an Offer Document dated June 22, 2004 (and in a supplement to the Offer Document).

On August 2, 2004, Telecom Argentina announced that the FX Reference Date described in the Solicitation Statement would be August 4, 2004. Based on the FX reference rates in effect on August 4, 2004, Telecom Argentina will apply the following rates for purposes of determining the U.S. dollar equivalent of amounts denominated in euro, yen and pesos:

•	For the principal amount of outstanding debt denominated in euro, at US$1.2050 per €1.00;

•	For the principal amount of outstanding debt denominated in Japanese yen, at ¥111.14 per US$1.00; and

•	For the principal amount of outstanding debt denominated in Argentine pesos, at Ps.3.0210 per US$1.00.

As announced earlier this week, Telecom Argentina’s APE solicitation period outside of Italy will expire at 3:00 p.m., New York City time, 4:00 p.m., Buenos Aires time, on August 6, 2004. In Italy, Telecom Argentina’s APE solicitation expired on July 30, 2004.

A registration statement containing the prospectus relating to the notes being issued to U.S. holders has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”). The prospectus included in the registration statement contains detailed information about Telecom Argentina and its management, as well as its financial statements.

Notes issued outside the United States to non-U.S. persons will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration under Regulation S of the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any issuance of any of these notes in any jurisdiction in which such offer, solicitation or issuance would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Such offer is only made by the Solicitation Statement as amended on July 9, 2004, which has been filed with the SEC.

A copy of the APE Solicitation Statement dated July 9, 2004 is available in Luxembourg at the offices of BNP Paribas Securities Services, Luxembourg Branch, 23 Avenue de la Port Neuve, L 2085, Luxembourg.

For additional information please contact:

Telecom Argentina S.A.

Pedro Insussarry

Moira Colombo

Gastón Urbina

(54-11) 4968-3743

(54-11) 4968-3627

(54-11) 4968-3628

Morgan Stanley & Co. Incorporated	MBA Banco de Inversiones S.A.
Carlos Medina	Diego Steverlynck
(1-212) 761-6520	(54-11) 4319-5865

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Telecom Argentina is a company incorporated under the laws of Argentina with its registered office at Alicia Moreau de Justo 50, Piso 10, C1107AAB, Buenos Aires, Argentina. Telecom Argentina is one of Argentina’s largest telecommunications operators. It provides local and long-distance telephony, mobile communications (through its subsidiary Telecom Personal), data and Internet access services in Argentina. It also operates a mobile license in Paraguay through one of its subsidiaries. Telecom Argentina common stock is listed on the Buenos Aires Stock Exchange under the ticker “TECO2” and Telecom Argentina ADSs are listed on the New York Stock Exchange under the ticker “TEO”.

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Disclaimer: This document may contain statements that could constitute forward-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect Telecom Argentina’s expected results. The risks and uncertainties include, but are not limited to, the risks and uncertainties disclosed under the caption “Risk Factors” in the registration statement on Form F-1 (File No. 333-111790) in Amendment No. 2 to the registration statement (filed with the SEC on June 21, 2004), and in any additional amendments to such registration statement. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as of the date of this document. Telecom Argentina undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in Telecom Argentina’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult Telecom Argentina’s registration statement on Form F-1 as well as periodic filings made on Form 6-K, which are filed with or furnished to the SEC.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 6, 2004	By:	/s/ Alberto Yamandú Messano
	Name:	Alberto Yamandú Messano
	Title:	Director